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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                             DIGITAL WORLD CUP INC.

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                  25388 W 10 5

                                 (CUSIP Number)

                                NOVEMBER 14, 2001

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[]  Rule 13d-1(b)

[]  Rule 13d-1(c)

[X]  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 25388W 10 5.......................................

  1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     MCGOWAN, MARY......................................................

  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                ................................................
     (b)                ................................................

  3. SEC Use Only       ................................................

  4. Citizenship or Place of Organization  CANADA.......................


Number of
Shares
Beneficially
Owned by
Each Reporting
Person With
  5. Sole Voting Power
     ...5,400,000..................................................

  6. Shared Voting Power
     .................0...............................................

  7. Sole Dispositive
     Power.......5,400,000............................................

 8.  Shared Dispositive Power
     .............0..................................................

 9.  Aggregate Amount Beneficially Owned by Each Reporting
     Person...........5,400,000..........................................

 10 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)..........

 11 Percent of Class Represented by Amount in Row (11)
    .......23.45%.........................................................

 12 Type of Reporting Person (See Instructions)   IN




Item 1.
DIGITAL WORLD CUP     (a)Name of Issuer
INC.
63 ST. CLAIR AVENUE   (b)Address of Issuer's Principal Executive Offices
WEST, SUITE 1704,
TORONTO, ONTARIO,
CANADA M4V 2Y9

Item 2.
MCGOWAN, MARY         (a)Name of Person Filing
63 ST. CLAIR AVENUE   (b)Address of Principal Business Office or, if none,
WEST, SUITE 1704,        Residence
TORONTO, ONTARIO,
CANADA M4V 2Y9
CANADIAN              (c)Citizenship
COMMON STOCK          (d)Title of Class of Securities
25388W 10 5           (e)CUSIP Number

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
        (a)[ ]Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
        (b)[   ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
        (c)[ ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
        (d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
        (e)[   ]An investment adviser in accordance with 240.13d-
                1(b)(1)(ii)(E);
        (f)[   ]An employee benefit plan or endowment fund in
                accordance with 240.13d-1(b)(1)(ii)(F);
        (g)[   ]A parent holding company or control person in
                accordance with  240.13d-1(b)(1)(ii)(G);
        (h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
        (i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
        (j)[   ]Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.               Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
5,400,000 SHARES  (a)Amount beneficially owned: ________________________.
23.45%            (b)Percent of class: ____________________________.
                  (c)Number of shares as to which the person has:
5,400,000 SHARES   (i)Sole power to vote or to direct the vote ___________.
0                 (ii)Shared power to vote or to direct the vote__________.
5,400,000 SHARES (iii)Sole power to dispose or to direct the disposition of _________________.
0                 (iv)Shared power to dispose or to direct the disposition
                      of _______________.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d3(d)(1).

Item 5.               Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [   ].
Instruction: Dissolution of a group requires a response to this item.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.     Identification and Classification of the Subsidiary Which
      Acquired the Security Being Reported on By the Parent Holding Company
If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)
(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule
13d-1(d), attachan exhibit stating the identification of the relevant subsidiary.

Item 8.     Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attachan exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.               Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.              Certification
 (a)The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
 (b)The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):
    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
________________________________
              Date
________________________________
           Signature
/s/MARY MCGOWAN
 MARY MCGOWAN, BENEFICIAL OWNER











The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.
Attenti Intentional misstatements or omissions of fact constitute
on:     Federal criminal violations
        (See 18 U.S.C. 1001)





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Last update: 06/20/2000